

October 3, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Credit Realty Income Trust
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Credit Realty Income Trust**
> **Registration Statement on Form 10-12G**
> **Filed September 6, 2024**
> **File No. 000-56685**

Dear Avraham Dreyfuss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed September 6, 2024

Item 1. Business
Leverage, page 11

1.   Please disclose your target leverage ratio, as this term is used on page 13 and in several risk factors. We note that you have disclosed Fortress's historical average leverage of 50-65% for commercial and residential real estate debt investments. Please also revise to disclose whether there is an upper limit to the amount of leverage you may utilize, and if so, please specify such limit. In this regard, we note your statement that you could add more leverage in certain instances where a transaction can support it. Also revise to briefly discuss how you would determine a transaction can support additional leverage and strategies you may use to manage the risks of using leverage, such as "match-funded" structures and/or hedging, as you explain on pages 84 and 87, respectively.

Fortress Credit Realty Income Trust Structure, page 15

2.   Please revise the ownership structure chart on page 16 to reflect the following, as applicable:
  - The ownership of FIG LLC by Fortress;
  - The ownership of the company by each of FIG LLC and BTG, as of the most recent practicable date, as a result of their purchases of shares pursuant to the FIG Subscription Agreement and the BTG Subscription Agreement, respectively;
  - The Administration Agreement between the company and FCR Advisors LLC; and
  - The ownership by the company of various subsidiaries/investments.

Management Fee, page 18

3.   Please revise here and under the heading "Our Independent Valuation Advisor" on page 131 to identify your independent valuation advisor.

Term and Termination Rights, page 18

4.   Please revise here and your associated risk factor on page 75 to clarify whether there would be a penalty if the company were to terminate the Management Agreement (i) without cause or (ii) upon less than 60 days' written notice. Also revise to clarify what constitutes "cause" under the Management Agreement, as it does not appear to be defined in Exhibit 10.1

Organization and Offering Expense Reimbursement, page 19

5.   Please revise to disclose, as of the most recent practicable date, all organization and offering expenses advanced by the Adviser on behalf of the company. In this regard, we note your financial statement disclosure that as of July 16, 2024, the Adviser has incurred $2.9 million of organization and offering expenses on behalf of the company.

Performance Fee, page 19

6.   Please revise to further explain how Core Earnings is calculated. More specifically, define "certain non-cash adjustments" and "certain material non-cash income or expense items." Also clarify or explain your statement, "in each case after discussions between the Adviser and our independent trustees and approved by a majority of our independent trustees," which suggests that despite Core Earnings for a given quarter being the result of a defined calculation or formula, the Adviser and your independent trustees nevertheless retain the discretion to modify Core Earnings. Also revise to disclose who calculates Core Earnings and who is ultimately and solely responsible for determining Core Earnings.

7.   Please revise to disclose, if true, that the Adviser is entitled to receive compensation under the performance fee for a given year even if shareholders experienced a decline in NAV per share. In this regard, we note your disclosure on page 124 that it is possible that certain service providers or Sourcing Partners may receive incentive compensation from the company, even though the company, as a whole, does not have net capital appreciation.

Share Repurchase Plan, page 23

8.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

9.   We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Our Declaration of Trust does not provide for the annual election of trustees by our shareholders . . .., page 79

10.   Please expand this risk factor, as applicable, to discuss the potential consequences to you, your business, and/or your shareholders if a trustee may be removed for "cause" but sufficient votes to remove the trustee are not obtained.

Item 6. Executive Compensation, page 112

11.   We note that you reimburse the Adviser or its affiliates for an allocable portion of the compensation paid by the Adviser or its affiliates to your executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to the reimbursement of expenses to your Adviser and specify any amounts reimbursed for salaries or benefits of each of your named executive officers. Refer to Item 402(a)(2) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence
Dealing with Potential Conflicts of Interest, page 116

12.   Please revise to further explain how conflicts will be resolved between you, Fortress Affiliates, and Fortress Managed Accounts. More specifically, discuss when, under your Declaration of Trust or investment guidelines, transactions would be required to be presented to your board of trustees for approval. We note your risk factor on page 81 regarding your conflict of interest policy. However, it is unclear whether your Declaration of Trust and/or investment guidelines impose any similar or different requirements.

Additionally, please revise here to disclose that you waive the corporate opportunity doctrine, as you discuss on page 144.

Allocation of Investment Opportunities, page 118

13.   Please revise to quantify the size of the funds that may compete with you for investment opportunities.

Certain Business Relationships, page 128

14.   Please revise to identify which of your current trustees and officers are directors, officers, or employees of the Adviser, Fortress, other Fortress-affiliated investment advisers, and/or other Fortress-sponsored programs. Disclose, if true, (i) that as a result they owe fiduciary duties to each of these entities, their stockholders, partners, members, and/or Fortress-advised investors, as the case may be, and (ii) that these fiduciary duties may from time-to-time conflict with the fiduciary duties that they owe to you.

Note 3. Related Party Transactions
Due to Affiliate, page F-5

15.   We note that the Company will reimburse the Adviser for the use of accounting, information technology and operational services, software or other assets utilized to provide such services to the Company based on an allocation by the Adviser, but that through July 16, 2024, the Company has not reimbursed the Adviser for such expenses. Please disclose the amount of expense incurred by the Advisor to date that will be allocated to the Company and the terms of repayment.

Subsequent Events, page F-6

16.   We note that you have entered into a subscription agreement for an investment in a conventional mortgage servicing rights portfolio and that you have agreed to an aggregate capital commitment of $150 million. Please clarify who controls the portfolio and if the subscription agreement is with an affiliate or a third party. Additionally, tell us how you will record your interest in the portfolio within your financial statements.

General

17.   Please revise to define abbreviations and acronyms at first use. For example, on page 22 define DBSO Funds, FCO Funds, FROF Funds, and FLF Funds. Also revise, where appropriate, to identify the legal entities comprising the Fortress Managed Accounts or otherwise explain the term.

18.   We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes.

19.   Please provide a good faith calculation of the Company's investment securities as a percentage of total assets in accordance with Section 3(a)(1)(C) of the Investment Company Act. Please explain any assumptions relevant to the calculations. This discussion should include how the Company intends to classify various applicable holdings in view of Section 3(c)(5)(C) and relevant Commission and staff guidance.

20.   We note the Company states that it may make investments through joint ventures. Specifically, on page 12, the Company states: "In certain cases, we may not control the

management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint ventures. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act."

Please discuss supplementally the structure of any such joint venture investments, the nature of the co-participants in any such joint ventures, and the manner of the Company's participation in any such joint ventures. Please also discuss whether the Company's interests in such joint ventures are (or will be) investment securities for purposes of Section 3(a)(2) of the Investment Company Act. This discussion should apply any Commission or staff guidance relevant to the analysis of whether a security is an investment security.

21.   Please provide supplementally an organization chart showing the relationships among relevant entities, including any existing and anticipated subsidiaries of the Company.

22.   Please discuss supplementally the nature of the anticipated Company subsidiaries intending to rely on Rule 3a-7, including the anticipated relative percentage of Company holdings in such subsidiaries. This discussion should address how such subsidiaries implicate the definition of investment company in Section 3(a)(1)(A) of the Investment Company Act.

23.   Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross M. Leff, P.C.